Exhibit 4.6

AMENDMENT TO THE BORLAND SOFTWARE CORPORATION
1997 STOCK OPTION PLAN

        WHEREAS, the Board of Directors (the “Board”) of Borland Software Corporation (the “Corporation”), to ensure that the Corporation will continue to have a sufficient number of shares available for future stock option grants, on April 3, 2001, unanimously adopted an amendment to the Borland Software Corporation 1997 Stock Option Plan (the "Plan"), which amendment was approved subject to the adoption and approval by the stockholders of the Corporation at the Corporation’s 2001 Annual Meeting of Stockholders; desires to amend the Plan to increase the number of shares of the Corporation’s common stock authorized for issuance thereunder by 3,000,000 shares;

        WHEREAS, the Corporation’s stockholders approved the aformentioned increase in the number of shares authorized for issuance under the Plan at the Corporation’s Annual Meeting of Stockholders held on May 31, 2001;

        NOW, THEREFORE, Section 4.1 of the Plan is hereby amended in its entirety to read as follows:

                4.1       Shares Subject to Plan.   Subject to adjustment as provided in Section 4.2, the maximum aggregate number of shares of Stock that may be issued under the Plan shall be twelve million two hundred thousand (12,200,000) and shall consist of authorized but unissued shares or reacquired shares of Stock or any combination thereof. If an outstanding Option for any reason expires or is terminated or canceled, or if shares of Stock acquired, subject to repurchase, upon the exercise of an Option are repurchased by the Company, the shares of Stock allocable to the unexercised portion of such Option or such repurchased shares of Stock shall again be available for issuance under the Plan.

        Except as amended herein, the Plan shall remain in full force and effect and no other amendments or modifications are being made thereto.